SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MEDIABISTRO INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

58448U101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58448U101	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Justin L. Smith
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,810
	6.	SHARED VOTING POWER 374,104
	7.	SOLE DISPOSITIVE POWER 3,810
	8.	SHARED DISPOSITIVE POWER 374,104
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,914
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 6,022,483 shares of Common Stock outstanding as of November 11, 2013 (excluding 119,285 Treasury Shares), as reported by Mediabistro Inc., a Delaware corporation (the “Issuer”), formerly known as WebMediaBrands Inc., in its Form 10-Q for the quarter ended September 30, 2013 filed with the Securities and Exchange Commission on November 13, 2013, and 3,810 options that are vested and exercisable within 60 days of this report.

Item 1(a).	Name of Issuer:

Mediabistro Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

50 Washington Street, Suite 912

Norwalk, Connecticut 06854

Item 2(a).	Name of Person Filing:

Justin L. Smith

Item 2(b).	Address of Principal Business Office or, if None, Residence:

2328 Williams Street, Palo Alto, California 94306

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

58448U101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 377,914 shares, which include (i) 374,104 shares of common stock held by the Justin Smith and Eliza Kienitz 2011 Revocable Trust (the “Trust”), for which Mr. Smith and his spouse, Eliza Kienitz, are trustees (the “Trustees”) and each has the right to revoke the trust as well as independent voting and dispositive power (Mrs. Kienitz specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by her, except to the extent of her pecuniary interest therein) and (ii) 3,810 shares of common stock issuable upon exercise of options granted to Mr. Smith pursuant to the Issuer’s stock incentive plan and as to which Mr. Smith has sole voting and dispositive power.

(b) Percent of class: 6.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 3,810

(ii) Shared power to vote or to direct the vote: 374,104

(iii) Sole power to dispose or to direct the disposition of: 3,810

(iv) Shared power to dispose or to direct the disposition of: 374,104

The filing of this Schedule 13G shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any of the shares reported herein. The reporting person specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by such reporting person, except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Pursuant to the terms of the Trust, the Trust receives dividends from, and the proceeds from the sale of, the shares of common stock held by the Trust. The Trustees then have the power to disburse such funds at their discretion.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2014

By:	/s/ Justin L. Smith
Name:	Justin L. Smith